TESCO

News release...

Tuesday 10th June 2008

TESCO PLC
FIRST QUARTER TRADING STATEMENT
STRONG GROWTH IN GROUP SALES - UP 13.7%

Chief Executive, Terry Leahy commented:

"We've made a good start to the financial year thanks to the growing breadth of the Group and the strength of the Tesco business model - this has been achieved despite the more uncertain economic environment. Our International operations continue to grow strongly; we're pushing on well with new store developments in our established markets and our expansion into new markets, including the United States. We also made solid progress in the UK in the first quarter. Core food categories showed good growth as we helped customers spend less at a time when household budgets are becoming stretched. The business has also coped well with the more cautious mood on non-food spending."

GROUP SALES

Group sales for the thirteen weeks ending 24th May 2008 increased by 13.7%, driven by all parts of our strategy. Our international operations, helped in part by favourable exchange rate movements, have delivered an excellent start to the year, the core UK business has once again delivered good growth in a market characterised by recovering competitors, our non-food business has seen strong market share gains and our retailing services are continuing to attract new customers.

STRONG INTERNATIONAL PERFORMANCE

International sales increased by 26.6% at actual exchange rates and by 13.9% at constant rates. This included a particularly strong performance in Europe, where sales grew by 32.4% at actual rates. Growth in Asia was also encouraging - at 16.7% at actual rates, given that the anniversary of the initial reporting of sales in China passed at the start of the quarter.

We are on track to deliver another substantial programme of new store openings this year, which will provide more than 9.8 million square feet of new selling space in International. This excludes the space we intend to acquire through the recent Homever acquisition in Korea. The phasing of this year's new store programme is more weighted than usual towards the second half of the year. For example, just two new hypermarkets opened in Europe during the first quarter, out of a total of over 50 planned for the year as a whole.

SOLID GROWTH IN UK BUSINESS

We have made a solid start to the year in the UK, with total sales, growing by 9.4%. Including petrol, which has seen significant inflation in recent weeks as a result of rising oil prices, like-for-like sales grew by 6.4%. Excluding petrol, like-for-like sales for the quarter increased by 3.5% - well within our expected performance range. Net new stores contributed 3.2%, bringing the total growth to 6.7%.

Although food category performance has been good, our rate of growth in non-food has eased as consumers have become more cautious with their spending during recent months. Our strong competitive position has meant that our non-food growth has remained significantly stronger than the wider market.

FINANCIAL POSITION*

Operationally the business is performing in line with plan. We have sufficient undrawn credit lines to comfortably finance our growth aspirations as well as the intended £958m Homever acquisition.

Contacts:

Investor Relations:	Steve Webb	01992 644 800
Press:	Jonathan Church	01992 646 606
	Angus Maitland	020 7379 5151

* This additional disclosure forms our Interim Management Statement which has been included as part of our adoption of the Transparency Directive. This is being implemented in the UK through provisions in the Companies Act and FSA rules. The aim of this Directive is to enhance transparency on EU capital markets by establishing rules for the disclosure of periodic financial reports and of major shareholdings for companies whose securities are admitted to trading on a regulated market in the EU.

END